                                                                                       Exhibit 12(a)


PP&L RESOURCES, INC. AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

              (Millions of Dollars)
                                                     1996     1995     1994     1993     1992
Fixed charges, as defined:
  Interest on long-term debt ......................   $207     $213     $214     $226     $240
  Interest on short-term debt
     and other interest ...........................     17       18       18       13       12
  Amortization of debt discount, expense
    and premium - net..............................      2        2        2        2        1
  Interest on capital lease
    obligations
      Charged to expense ..........................     13       15       12        9       10
      Capitalized .................................      2        2        1        1        2
  Estimated interest component of
    operating rentals .............................      8        8        6        5        5
  Proportionate share of fixed charges
    of 50-percent-or-less-owned
    persons .......................................      1        1        1        1        1

          Total fixed charges .....................   $250     $259     $254     $257     $271

Earnings, as defined:
  Net income ......................................   $329     $323     $216     $314     $306
  Preferred and Preference Stock Dividend
    Requirements...................................     28       28       28       34       40
  Less undistributed income of less
    than 50-percent-owned persons ................             -                                   -
                                                       357      351      244      348      346

Add (Deduct):
  Federal income taxes ............................    189      195      198      163      145
  State income taxes ..............................     64       62       77       64       65
  Deferred income taxes ...........................     10       15      (45)      22       33
  Investment tax credit - net .....................    (10)     (10)     (12)     (14)     (14)
  Income taxes on other income and
    deductions - net ..............................      0       24      (38)      (1)       0
  Amortization of capitalized
    interest on capital leases ....................      4        5        9       12       13
  Total fixed charges as above
    (excluding capitalized interest
    on capital lease obligations) .................    248      257      253      256      271

          Total earnings ..........................   $862     $899     $686     $850     $859

Ratio of earnings to fixed
  charges .........................................   3.45     3.47     2.70     3.31     3.15
